Exhibit 4.12

AMENDMENT TO COVERTIBLE PROMISSORY NOTE

DATE OF NOTE:	June 14, 2011

MAKER:	RICHFIELD OIL & GAS COMPANY

HOLDER:	MACKOV INVESTMENTS LIMITED and PETER LAZAREVSKI

PRINCIPAL AMOUNT:	$50,000

INTEREST:	$15,000

DUE DATE:	August 15, 2011

In exchange for an additional loan of $90,000 made on or about June 29, 2011, the parties hereby agree that the Note shall be amended as follows:

PRINCIPAL AMOUNT:	$140,000

INTEREST:	$40,000

TOTAL DUE:	$180,000 payable on or before the Due Date of August 15, 2011.

Except as amended hereby the Note shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties have set their hands, effective as of June 28, 2011.

HOLDER:		MAKER:
MACKOV INVESTMENTS LIMITED		RICHFIELD OIL & GAS COMPANY

By:	/s/ Glenn MacNeil	By:	/s/ J. David Gowdy
	Glenn MacNeil		J. David Gowdy, President & CEO

/s/ Peter Lazarevski
PETER LAZAREVSKI